[Letterhead of Willkie Farr & Gallagher LLP]

VIA EDGAR

August 28, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TD Asset Management USA Funds Inc. Securities Act File No. 33-96132 Investment Company Act File No. 811-9086

Ladies and Gentlemen:

On behalf of TD Asset Management USA Funds Inc. (the “Company”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 30 to the Company’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 31 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of adding a new class to the TDAM Institutional U.S. Government Fund.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures